UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

D/ljm/881299.1

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING

OF THE HOLDERS OF COMMON SHARES

MANAGEMENT INFORMATION CIRCULAR

JULY 14, 2006

D/ljm/881299.1

Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong, China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting (the “Meeting”) of the common shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) will be held at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China, on Monday, the 14th day of August, 2006 at 9:00 a.m. (Hong Kong time) for the following purposes:

1.	To receive and consider the financial statements of the Company for the financial year ended December 31, 2005, together with the report of the auditors thereon;
2.	To elect one Class I director;
3.

To ratify the appointment of the firm of BDO Dunwoody LLP as independent auditors of the Company for 2005, to re-appoint BDO Dunwoody LLP as independent auditors of the Company to hold office until the close of the next annual meeting of the Company, and to authorize the directors to fix the remuneration of the independent auditors for the ensuing year; and

4.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice is the Management Information Circular, a Form of Proxy and a request form whereby shareholders may request to be added to the Company’s supplemental mailing list. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed July 10, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Form of Proxy and return the Form of Proxy in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own common shares registered in different names or at different addresses, each Form of Proxy should be completed and returned. A Form of Proxy will not be valid unless it is deposited to the attention of the President of the Company, Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China by mail or by hand, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted at the Meeting.

DATED this 14th day of July, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

- ii -

Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong, China

MANAGEMENT INFORMATION CIRCULAR

JULY 14, 2006

This Management Information Circular is being furnished to common shareholders of KHD Humboldt Wedag International Ltd. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) and management of the Company for use at the annual meeting to be held on Monday, August 14, 2006 at 9:00 a.m. (Hong Kong time), and at any adjournment or adjournments thereof (the “Meeting”), at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China for the purposes set forth in the Notice of Meeting, which accompanies this Management Information Circular.

VOTING INFORMATION

Solicitation of Proxies

The Management Information Circular is being furnished to shareholders in connection with the solicitation of proxies by or on behalf of the management of the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost. The cost of this solicitation will be borne by the Company. The Notice of Meeting, Form of Proxy and this Management Information Circular will be mailed to shareholders of the Company commencing on or about July 17, 2006. The information contained herein is given as of July 14, 2006, except as otherwise stated. All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars, unless otherwise indicated.

Record Date

The Board has set the close of business on July 10, 2006 as the record date (the “Record Date”) for determining which shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least ten days prior to the Meeting or any adjournment or adjournments thereof, that the Transferee may have its name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such common shares at the Meeting. Such written request by the Transferee shall be filed with the President of the Company, Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China.

Appointment of Proxyholders

The persons named in the accompanying Form of Proxy as proxyholders are management’s representatives. Shareholders of the Company desiring to appoint some other person (who need not be a shareholder of the Company) to represent them at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to the address set out on the Form of Proxy at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or to the Chairman of the Meeting on the date of the Meeting.

Voting of Proxies

If the Form of Proxy is completed, signed and delivered to the Company, the persons named as proxyholders therein shall vote or withhold from voting the common shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholders appointing them, on any ballot that may be called for and, if the shareholders specify a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Form of Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment or adjournments thereof. As of the date of this Management Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Form of Proxy.

If no choice is specified by a shareholder with respect to any matter identified in the Form of Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Form of Proxy will vote the common shares represented thereby in favour of such matter and for substitute nominees of management for directors, if necessary.

Non-Registered Holders

Only registered holders of common shares of the Company, or the persons they appoint as proxyholders, are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(ii)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, information circular and proxy relating to the Meeting (collectively, the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with the Company in accordance with the instructions set out above.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the registered shareholder or by his or her attorney duly authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Form of Proxy must be deposited at the same address where the original Form of Proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a Form of Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, arrange for their respective intermediaries to revoke the Form of Proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at July 10, 2006, being the Record Date, there were a total of 15,263,913 common shares of the Company issued outstanding. Each common share entitles the holder thereof to one vote at the Meeting. The following table sets forth as of July 10, 2006, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons who own or control more than 10% of the votes attached to the issued and outstanding common shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellog	3,141,550(2)	20.6%
Mass Financial Corp.	1,571,128	10.3%

(1)	Based on 15,263,912 common shares issued and outstanding on July 10, 2006.

(2)	In his public filings, Mr. Kellog disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.5% of our issued and outstanding common shares.

ELECTION OF DIRECTORS

The Company’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of the Company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor.

At the Meeting, shareholders will be called upon to elect one Class I director (the “nominee”). The Board has selected Indrajit Chatterjee, the incumbent, as the nominee. Mr. Chatterjee was appointed as a Class I director in 2005 to fill the vacancy created by the resignation of Stefan Feuerstein. Mr. Chatterjee is a retired business man who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues. The Board recommends a vote FOR the election of the nominee for election as director.

While management does not contemplate that the nominee will be unable to serve as a director, if, prior to the Meeting, a vacancy occurs in the slate for any reason, the management representatives designated in the Form of Proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person as director. Forms of Proxy received on which no designation is made will be voted for management’s nominee for election as director or any substitute nominee thereof as may be determined by management, if necessary.

Dr. Shuming Zhao and Dr. Kelvin K. Yao have one year remaining in their term as Class II directors of the Company which term expires at the annual meeting of the shareholders to be held in 2007. Michael J. Smith and Silke Brossmann each have two years remaining in their term as a Class III directors of the Company which expires at the annual meeting of the shareholders to be held in 2008.

The following table sets forth information regarding Indrajit Chatterjee, the management nominee for election at the Meeting as a director of the Company, and each director of the Company whose term of office will continue after the Meeting:

Name (Place of Residence) and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Michael J. Smith (Hong Kong) Chairman of the Board, Chief Financial Officer and Director	Chairman of the Board, Chief Financial Officer and Director of the Company	1986	85,000
Silke Brossmann(1)(2)(3) (Germany) Director	Independent Management Consultant	2003	Nil
Dr. Shuming Zhao(1)(2)(3) (China) Director	Professor and Dean of the School of Business, Nanjing University; Dean of School of Graduate Studies, Macau University of Science and Technology; President of Jiangsu Provincial Association of Human Resource Management; Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs	2004	Nil
Dr. Kelvin K. Yao(1)(2)(3) (China) Director	Professor and Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University	2004	Nil
Indrajit Chatterjee (India) Director	Retired businessman formerly responsible for marketing with the Transportation Systems Division of General Electric for India	2005	Nil
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The Company does not have an executive committee of the Board.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to: (a) the Company’s Chief Executive Officer and Chief Financial Officer; (b) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or (c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently complete financial year, (each a “Named Executive Officer”) is set out in the summary compensation table below:

Summary Compensation Table

		Annual Compensation(1)			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(2) Granted (#)	Shares or Units Subject to Resale Restric-tions ($)	LTIP(3) Payouts ($)	All Other Compen-sation ($)
Michael J. Smith(4) Chairman of the Board, Chief Financial Officer, Secretary and Director	2005 2004 2003	312,686 301,037 367,179	134,424 223,838 222,499	- - -	- - -	- - -	- - -	99,274 15,713 23,546
Stefan Feuerstein(5) Vice-President and Director	2005 2004 2003	246,893 416,659 379,752	60,351 31,682 49,874	- - 17,805	- - -	- - -	- - -	6,211 - 19,416
George Zimmerman Member of Management Board – KHD Humboldt Wedag GmbH	2005 2004 2003	322,322 323,380(6) N/A	- - N/A	- - N/A	- - N/A	- - N/A	- - N/A	69,710 - N/A
Herman Krager Member of Management Board – KHD Humboldt Wedag GmbH	2005 2004 2003	255,926 258,704(6) N/A	37,725 38,806 N/A	- - N/A	- - N/A	- - N/A	- - N/A	944 - N/A
Rudolf Pich Member of Management Board – KHD Humboldt Wedag GmbH	2005 2004 2003	270,715 66,789(6) N/A	- - N/A	- - N/A	- - N/A	- - N/A	- - N/A	82,843 - N/A

(1)	On a cash basis in Canadian dollars, unless otherwise stated.

(2)	Stock appreciation rights.

(3)	Long-term incentive plan.

(4)

Mr. Smith was appointed as Secretary on October 6, 2003. Mr. Smith voluntarily resigned as President and Chief Executive Officer on March 7, 2006. James B. (Jim) Busche was appointed as President and Chief Executive Officer on March 7, 2006.

(5)	Mr. Feuerstein resigned as Vice-President and a Director of the Company on September 15, 2005 to pursue other opportunities with an affiliate of the Company.

(6)	On an annualized basis. The Company acquired its interest in KHD Humboldt Wedag AG in March 2004 and have consolidated its results since March 31, 2004.

Long-term Incentive Plan Awards in Most Recently Completed Financial Year

The Company does not have any long-term incentive plan.

Option and Stock Appreciation Rights Grants During the Most Recently Completed Financial Year

The Company did not grant any stock options during the financial year ended December 31, 2005 to the Named Executive Officers.

Aggregated Option and Stock Appreciation Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2005 and there are no options that are currently outstanding.

Option and Stock Appreciation Rights Repricings

No options were repriced during the financial year ended December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

Michael J. Smith entered into an amended and restated employment agreement with the Company in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. His salary is currently US$240,000. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal installments over 12 months. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require the Company to purchase all or any part of the common shares held by Mr. Smith on the date of termination or date of a change of control at a price equal to the average closing market price of the common shares on the NASDAQ National Market System for the ten preceding trading days. In March 2006, we confirmed that Mr. Smith’s employment would continue on the same terms and conditions as consideration for serving as the Chairman, Chief Financial Officer and Secretary of the Company.

Composition of the Compensation Committee

Effective July 15, 2005, the Company formed a Compensation Committee. In the period ended December 31, 2005, no meetings were held by the Compensation Committee. The Compensation Committee currently consists of Dr. Shuming Zhao, Dr. Kelvin K. Yao and Silke Brossmann, all of whom are non-employee directors of the Company. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of the Company. Except for plans that are, in accordance with their terms or as required by law, administered by the board or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the board on compensation matters. The board adopted its charter for the Compensation Committee on October 21, 2004, a copy of which is attached as Schedule C to this Management Information Circular. No member of the Compensation Committee is an employee or officer or former employee of the Company. For the period ended December 31, 2005, no member of the Compensation Committee had any direct or indirect material interest in any transaction with the Company in which the amount involved exceeded $60,000.

Report on Executive Compensation

The Company’s executive compensation program during the most recently completed financial year was administered by the Company’s Chief Executive Officer at that time under the supervision of the Board. The Chief Executive Officer at that time was primarily responsible for determining the compensation to be paid to the Company’s executive officers and evaluating their performance.

The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Company.

The Chief Executive Officer’s compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Company. In setting compensation rates for executive officers and the Chief Executive Officer, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Performance Graph

The following chart compares a $100 investment in common shares of the Company with the Russell 2000 Index.

The chart portrays total nominal return for the fiscal years ending December 31, 2000 through 2005, assuming the reinvestment of dividends.

	31/12/00	31/12/01	31/12/02	31/12/03	31/12/04	31/12/05
KHD Humboldt Wedag International Ltd.	$100.00	$147.19	$92.79	$235.76	$255.98	$283.50
Russell 2000 Index	$100.00	$101.02	$79.22	$115.16	$135.31	$139.81

Compensation of Directors

The non-management directors of the Company receive US$25,000 annually for their services and US$500 for each meeting of the Board that they attend. The directors and officers are also reimbursed for expenses incurred in connection with their services as directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out securities authorized for issuance under compensation plans as of the end of the Company’s most recently completed financial year:

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Nil	Not Applicable	1,364,500

Equity compensation plans not approved by security holders	Nil	Not Applicable	Not Applicable
Total	Nil	Not Applicable	1,364,500

Stock Option Plan

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase shares to the Company’s directors, officers and key employees and other persons providing ongoing services to the Company. The stock option plan of the Company is administered by the Compensation Committee. The maximum number of common shares of the Company which may be reserved and set aside for issuance under the Company’s stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share of the Company. The exercise price of an option may not be less than the closing market price of the common shares of the Company on the NASDAQ National Market System on the day prior to the date of grant of the option. In the event that the common shares of the Company are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the common shares on the NASDAQ National Market System for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option. The Company did not grant any options during the year ended December 31, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries since the beginning of the Company’s most recently completed financial year, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries during that period.

APPOINTMENT OF AUDITORS

In 2005, Peterson Sullivan PLLC of Seattle, Washington, USA notified the Company of its resignation on its own initiative. Peterson Sullivan had been the auditors of the Company since 1990. The board of directors has appointed BDO Dunwoody LLP of Vancouver, British Columbia, Canada as auditors of the Company for the 2005 financial year and proposes to ask that the shareholders ratify such appointment for the 2005 financial year and re-appoint BDO Dunwoody as auditors of the Company to be effective until the close of the next annual meeting of the Company. Details of the fees paid to Peterson Sullivan and BDO Dunwoody for the last two financial years are available in the Company’s Annual Report on Form 20-F filed on at http://www.sec.gov and http://www.sedar.com.

There were no reportable events (disagreement, consultations or unresolved issues as described in section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations) in connection with prior audits of the Company since January 1, 2003 and no such prior audits contained reservations.

The Company filed a Notice of Change of Auditors dated December 23, 2005. Copies of the notice and the responses from Peterson Sullivan, as former auditors, and BDO Dunwoody, as successor auditors are attached to this Management Information Circular as Schedule E.

The shareholders will be asked to consider, and if thought fit to pass, an ordinary resolution ratifying the appointment of BDO Dunwoody as auditors of the Company for the 2005 financial year and to re-appoint BDO Dunwoody as auditors of the Company to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the board of directors. The Board recommends a vote FOR the ratification of the appointment of BDO Dunwoody LLP as independent auditors of the Company for 2005 and to re-appoint BDO Dunwoody LLP as auditors of the Company for the ensuing year. The Board also recommends a vote FOR the authorization of the directors to fix the remuneration to be paid to the auditors for the ensuing year.

The persons named as proxyholders in the Form of Proxy intend to vote for the ratification of the appointment and the re-appointment of BDO Dunwoody as the Company’s auditors until the next annual meeting of the shareholders of the Company at a remuneration to be fixed by the Board of the Company, unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the appointment of auditors.

AUDIT COMMITTEE

The Audit Committee is currently composed of three directors, namely Dr. Shuming Zhao, Dr. Kelvin K. Yao and Silke Brossmann, all of whom are considered by the Board to be “unrelated” or “independent” directors within the meaning of the guidelines adopted by the securities regulatory authorities governing the Company. The members of the Audit Committee are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Company other than interests and relationships arising from shareholding.

The Board has approved a charter for the Audit Committee, a copy of which is attached as Schedule B to this Information Circular. The Audit Committee oversees the Company’s financial reporting process and internal controls and consults with management and the Company’s independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied. The Audit Committee also reviews and evaluates of the auditor’s independence and the appointment of auditors.

CORPORATE GOVERNANCE

Nominating and Corporate Governance Committee

Effective July 15, 2005, the Company formed a Nominating and Corporate Governance Committee. In the period ended December 31, 2005, no meetings were held by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance currently consists of Silke Brossmann, Dr. Shuming Zhao, Dr. Kelvin K. Yao and Indrajit Chatterjee, all of whom are non-employee directors of the Company and are independent as defined by Rule 4200(a)(14) of the NASD Rules. The primary function of the Nominating and Corporate Governance Committee is to assist the Board in developing the Company’s approach to corporate governance issues and monitoring performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to the Board. The Board adopted the charter for the Nominating and Corporate Governance Committee on October 21, 2004, a copy of which is attached as Schedule D to this Information Circular.

The Nominating and Corporate Governance Committee does not currently have a policy with regard to the consideration of any director candidates recommended by the stockholders. The Board does not believe that it is necessary to have a policy with regard to the consideration of any director candidates recommended by stockholders as any such candidates can be appropriately evaluated by the Nominating and Corporate Governance Committee. However, the Company encourages stockholders to recommend candidates directly to the Nominating and Corporate Governance Committee by sending communications to the Nominating and Corporate Governance Committee of KHD Humboldt Wedag International Ltd., Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China.

Corporate Governance Disclosure

National Instrument 58-101 Disclosure of Corporate Governance Practices requires the Company to disclose certain corporate governance information as is set out in Form 58-101F1 Corporate Governance Disclosure, which came into effect on June 30, 2005. A description of our approach to corporate governance, with our responses to the Form 58-101F1 Corporate Governance Disclosure, is set out in Schedule A to this Management Information Circular.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

In January 2006, the Company transferred to Mass Financial Corp. its interests in its subsidiaries involved or related to its financial services business and not complimentary to its industrial and engineering services business segment, except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine. Mass Financial was a wholly-owned subsidiary of the Company until January 31, 2006. Mass Financial currently owns or controls 10.3% of the votes attached to the issued and outstanding common shares of the Company. As Mass Financial, by and through its officers, employees, agents, representatives and affiliates, has expertise in the areas of corporate management, finance, investment, acquisitions and other matters related to the operation of such assets, the Company engaged Mass Financial to perform management services for the Company in connection with such assets. Pursuant to the Management Services Agreement dated February 1, 2006 between the Company and Mass Financial, as compensation for providing management services in connection with the operation of MFC Merchant Bank, the Company will pay to Mass Financial 15% of the after tax profits (calculated according to applicable banking laws of Switzerland) and as compensation for providing the management services in connection with the review, supervision and monitoring of the royalty from the iron ore mine, the Company will pay to Mass Financial 8% of the royalty income (net of all mining and related taxes) received in connection with the iron ore mine operations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, (a) no director or executive officer of the Company; (b) no person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than ten percent of the voting rights attached to the common shares outstanding (an “Insider”); (c) no director or executive officer of an Insider; and (d) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares.

During the year ended December 31, 2005, the Company entered into transactions with affiliates in the normal course of operations. These transactions are measured at the exchange value, which represent the amount of consideration established and agreed to by all the parties. In the normal course of commodities trading transactions, the Company purchased commodities from and sold commodities to affiliates. The Company sold $2.7 million to two affiliates during 2005. During 2005, the Company recognized fee income in the normal course from affiliates amounting to $3.8 million. The Company earned dividends of $5.2 million on preferred shares of stock in an affiliate in 2005. During 2005, the Company recognized equity income of $3.9 million from its equity method investees. During 2005, the Company recognized $0.6 million expense reimbursement from and $17,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, the Company sold a wholly-owned subsidiary to another equity method investee (27.8% owned) for a total consideration of $12.3 million, consisting of cash of $5.9 million and promissory note of $6.4 million, resulting in us recognizing a gain of $8.9 million. The Company recognized interest income of $0.2 million from and interest expense of $18,000 to this affiliate in 2005. As at December 31, 2005, the Company had equity method investments of $18.7 million, long-term investments in affiliates of $8.8 million, loans to an affiliate of $2.5 million, receivables from affiliates of $14.0 million, payable to affiliates of $3.5 million, deposit liabilities to affiliates of $12.2 million and a long-term liability to an affiliate of $0.3 million.

In January 2006, the Company transferred to Mass Financial Corp. its interests in its subsidiaries involved or related to its financial services business and not complimentary to its industrial and engineering services business segment, except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine. The Company has engaged Mass Financial to perform management services for the Company for such assets.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Mellon Investor Services LLC at 480 Washington Boulevard, Jersey City, New Jersey 07310, USA, telephone 201-680-6578, toll-free 800-851-9677 and website address www.melloninvestor.com/isd.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company, shall properly come before the Meeting, the Form of Proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgement of the persons voting the Form of Proxy.

AVAILABLE INFORMATION

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of the Company may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and MD&A. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2005.

DATED this 14th day of July, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

The disclosure noted below is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices. The section references are to Form 58-101F1 in accordance with National Instrument 58-101.

1.	Board of Directors
(a)	Silke Brossmann, Indrajit Chatterjee, Dr. Kelvin K. Yao, Dr. Shuming Zhao are independent directors.
(b)	Michael J. Smith was an executive officer of our company and is therefore not an independent director.
(c)	A majority of the directors are independent.
(d)	The following directors are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction), as identified next to their name:
Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Michael J. Smith	Blue Earth Refineries Inc. Cathay Merchant Group, Inc. Mass Financial Corp. Sasamat Capital Corporation
Silke Brossmann	Cathay Merchant Group, Inc.
Indrajit Chatterjee	None
Dr. Kelvin K. Yao	None
Dr. Shuming Zhao	Suning Electronic Co. Ltd.
(e)

Since January 1, 2005 (the start of our company’s most recently completed financial year), the independent directors have not held any meetings at which non-independent directors and members of management are not in attendance.

(f)	The Chairman of the Board is Michael J. Smith and the board has determined that he is not an independent director. Refer to Item 2(a) – Position Description for Chairman of the Board.
(g)	The following table shows the attendance record of each director for all board meetings held during fiscal 2005 (including all board actions by written consent in lieu of a meeting):
Name	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	28 of 28	100%
Silke Brossmann	28 of 28	100%
Indrajit Chatterjee(1)	11 of 11	100%

Dr. Kelvin K. Yao	28 of 28	100%
Dr. Shuming Zhao	28 of 28	100%

(1)	Indrajit Chatterjee was appointed to the Board on September 15, 2005 to fill the vacancy created by the resignation of Stefan Feuerstein.

2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Board of KHD Humboldt Wedag International Ltd. (the “Company”) is responsible for the stewardship of the Company on behalf of the shareholders.

In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada and the United States, and as incorporated in the its Nominating and Corporate Governance Committee Mandate.

The Board’s primary responsibilities are to supervise the management of the Company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:

•	selecting and assessing members of the Board;
•	choosing, assessing and compensating the Chief Executive Officer of the Company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;
•	reviewing and approving the Company’s strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;
•	adopting a code of conduct and a disclosure policy for the Company, and monitoring performance against those policies;
•	ensuring the integrity of the Company’s internal control and management information systems;
•	approving the Company’s financial statements and related public disclosures prior to such disclosure;
•	approving any major changes to the Company’s capital structure, including significant investments or financing arrangements; and
•	reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

The Board will have a majority of members who will be unrelated and independent from management and will act as a cohesive team in ensuring effective governance of the Company. It will monitor the performance of management against stated goals and its own effectiveness through regular, formal self-evaluations.

3.	Position Descriptions

Chairman of the Board

The Board of Directors has developed and approved the following position description for the Chairman of the Board of Directors:

Position: Chairman of the Board

Reports to: Board of Directors

General Accountability

The Chairman of the Board reports to the Board of Directors. The Chairman, working with the Chief Executive Officer, guides and directs management to ensure that all matters relating to the stewardship and mandate of the Board are completely disclosed and discussed with the Board.

On a demand basis, the Chairman of the Board assists the Chief Executive Officer and provides guidance on those matters of Board interest and provides a sounding board to the Chief Executive Officer on issues and concerns.

Nature and Scope

The Chairman performs the following additional functions:

•	is responsible for managing the process of the Board and for ensuring that the Board discharges the responsibility in its mandate;
•

schedules regular meetings of the Board and works with the Chief Executive Officer on the agenda to see that all board matters are properly and adequately addressed and the appropriate information is sent to directors in a timely fashion;

•

is a member of the Corporate Governance Committee and thus is involved in determining the proper size of the Board, candidates for the Board, committee membership, and other general matters of corporate governance;

•	ensures that all members of the Board have full opportunity to participate and question management regarding development of the Company;
•	provides opportunity for all independent Board members to make comments in the absence of management and to give freely of independent guidance; and
•	conducts shareholders meetings and determines the democratic will of shareholders.

Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board of Directors. The Chairman, working with the Committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the Committee, its efficiency during meetings, and helps ensure that the Committee discharges the responsibility in its mandate;
•	sets and approves the agenda of each meeting;
•	through outside counsel and other assistance, remains informed on any issues that may arise to affect the Company’s compliance policies and practices;
•	assists in monitoring compliance with the Company’s stated policies and procedures regarding governance;
•

ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

•

provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and the Company’s Compliance Officer, as applicable, to establish and ensure adherence to the Company’s governance and compliance practices.

Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Audit Committee reports to the Board of Directors. The Chairman, working with the Committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its charter;
•	reviews and approves the agenda of each meeting prior to the meeting;
•	through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;
•

ensures that all members of the Committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the Audit Committee mandate regarding overseeing full and fair disclosure of the Company’s financial position is met; and

•	provides guidance and opinions as necessary to management to facilitate the continued improvement of the Company’s financial control and disclosure practices.

Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: Board of Directors

General Accountability

The Chairman of the Compensation Committee reports to the Board of Directors. The Chairman, working with the Committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the Committee and ensures that the Committee discharges the responsibility in its mandate;
•	reviews and approves the agenda of each meeting prior to the meeting;
•

through consultation with management and the use of outside benchmarks such as competitive compensation surveys, remains informed on any issues that may arise within the Company with regard to compensation of its executives;

•

ensures that all members of the Committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the Committee mandate regarding recommending the Chief Executive Officer’s compensation and approving the compensation package of the Company’s other executive officers is met; and

•

provides guidance and opinions as necessary to the Chief Executive Officer and to the Company’s human resources officer, if applicable, to enable the continued improvement of the Company’s compensation practices.

Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:

•	responsible for the management and operational control of the Company; and
•	provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.

Major responsibilities:

•	leads and manages the Company within the guidelines established by the Board;
•	communicates a clear vision for the Company to team members, investors, customers and business partners;
•	recommends to the Board strategic directions for the Company’s business and when approved by the Board, successfully implement the corresponding strategic, business and operational plans;
•

directs and monitors the activities of the Company in a manner that ensures agreed upon targets are met and that the assets of the Company are safeguarded and optimized in the best interests of all the shareholders;

•	develops and implements operational policies to guide the Company within the limits prescribed by its bylaws and the strategy framework adopted by the Board;
•	develops and recommends the corporate and organizational structure and staffing to the Board;
•	leads the Company and its key managers to successfully deliver on established financial and strategic goals; and where appropriate, recruits top notch executives to help drive positive change;
•	develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;
•	manages and oversees communications and disclosure to the shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;
•	meets regularly with and maintain relationships with the financial community; and
•

meets regularly and as required with the Chairman and Board Committees to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.

4.	Orientation and Continuing Education
(a)

We have a formal process to orient and educate new recruits to the Board regarding the role of the Board, its committees and its directors, as well as the nature and operations of our business. This process provides for an orientation day with key members of the management staff, and further provides key reference and background materials, such as the current board approved business and strategic plan, the most recent board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements. We also provide new directors with the terms of reference for each of the directors, the Chairman of the Board, the terms of reference for the Chief Executive Officer, the statement of general business principles and code of ethics, and the charters for each committee of the Board, each of which have been approved by the Board.

(b)	The Board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as directors.
5.	Ethical Business Conduct
(a)	The Board has adopted a written code of business conduct and ethics (the “Code”).
(i)	The Code has been filed as an Exhibit to our Form 20-F filed on April 26, 2004 on EDGAR and can be found at www.sec.gov.
(ii)

The Code was adopted by the Board on January 27, 2004. Since that date, the Board has conducted an assessment of its performance, including the extent to which the Board and each director comply with the Code. It is intended that such assessment will be conducted annually. The Board will be assessing other mechanisms by which it can monitor compliance with the Code in an efficient manner.

(iii)	There has been no conduct of any director or officer that would constitute a departure from the Code, and therefore, no material change reports have been filed in this regard.
(b)

Pursuant to the terms of reference for directors which has been adopted by the Board, directors are instructed to declare any conflicts of interest in matters to be acted on by the Board, to ensure that such conflicts are handled in an appropriate manner, and to disclose any contracts or arrangements with the Company in which the director has an interest. Any director expressing a conflict or interest in a matter to be considered by the Board is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

(c)

The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code, the insider trading policy and such other policies that may be adopted from time to time. The Board conducts regular reviews with management for compliance with such policies.

6.	Nomination of Directors
(a)

The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. In identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgement, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. As part of the process, the Nominating and Corporate Governance Committee is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the Board.

(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.
(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, which is attached as Schedule D.

7.	Compensation
(a)

The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company’s approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for our senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board on compensation matters.

(b)	The Compensation Committee is composed entirely of independent directors.
(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, which is attached as Schedule C.
(d)

No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.

8.	Other Board Committees

We have no other standing committees other than the Audit, the Compensation and the Nominating and Corporate Governance Committees.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director’s contributions at board meetings, service on committees, experience base, and their general ability to contribute to one or more of the Company’s major needs. However, the Board has not yet implemented such a process of assessment.

SCHEDULE B

AUDIT COMMITTEE CHARTER

I.	Purpose of Audit Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:
(i)

the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and
(iii)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the internal auditing department (if any), the independent accountants, the Corporation’s financial and senior management and the Board.
3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation and the Corporation’s internal auditing department. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.	Composition

The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “1934 Act”) and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of the Nasdaq Stock Market (the “Nasdaq Rules”) for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an “audit committee financial expert,” as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement as required by the Nasdaq rules.

III.	Authority

The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out

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its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Corporation.

The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries (the ‘‘Statement as to Independence’’), addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.	Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.
2.	The Committee shall meet as required.

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3.

Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation with reasonable notice prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.

Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.

Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.

Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.

Inquire of management, the internal auditing department and the independent accountants and evaluate the effectiveness of the Corporation’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants and the internal auditing department, the audit scope and plan of the independent accountants and internal auditing department.
6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.
7.	Consider and review with the independent accountants and internal auditing department, out of the presence of management:
(a)	the adequacy of the Corporation’s internal controls and disclosure controls including the adequacy of computerized information systems and security;
(b)	the truthfulness and accuracy of the Corporation’s financial statements; and
(c)	any related significant findings and recommendations of the independent accountants and internal auditing department together with management’s responses thereto.
8.	Following completion of the annual audit, review with management, the independent accountants and the internal auditing department:
(a)	the Corporation’s annual financial statements and related footnotes;
(b)	the independent accountants’ audit of the financial statements and the report thereon;
(c)	any significant changes required in the independent accountants’ audit plan; and

22

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
9.

Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.

Establish regular and separate systems of reporting to the Committee by each of management, the independent accountants and internal auditing department regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.

In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

12.	Consider and review with management and the internal auditing department:
(a)	significant findings during the year and management’s responses thereto;
(b)	any changes required in the planned scope of their audit plan;
(c)	the internal auditing department budget and staffing; and
(d)	internal auditor’s compliance with the appropriate internal auditing standards.
13.

Review filings with the SEC and other published documents containing the Corporation’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.	Review the regular internal reports to management prepared by the internal auditing department and management’s response.
15.	Prepare and include in the Corporation’s annual proxy statement or other filings of the SEC any report from the Committee or other disclosures as required by applicable laws and regulations.
16.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

17.

Review with management, the internal auditing department and the independent accountants, each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

18.

Review policies and procedures with respect to officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditing department and the independent accountants.

19.

Establish, review and update periodically a Code of Business Conduct and Ethics for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

23

20.	Review management’s monitoring of the Corporation’s compliance with the Corporation’s Code of Business Conduct and Ethics.
21.

Review, with the Corporation’s counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation’s financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

22.	Evaluate and review with management the Corporation’s guidelines and policies governing the process of risk assessment and risk management.
23.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.
24.	Provide advice on changes in Board compensation.
25.

Meet with the independent accountants, internal auditing department and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

26.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.
27.

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

28.	Review, oversee, monitor and evaluate internal controls over financial reporting.
29.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Nasdaq Rules.
30.	Perform such other functions consistent with this Charter, the Corporation’s Articles and governing law, as the Committee deems necessary or appropriate.

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ANNEX A TO SCHEDULE B

PROCEDURES FOR THE SUBMISSION OF COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS

1.

KHD Humboldt Wedag International Ltd. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal controls, or auditing matters.

2.

Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

KHD Humboldt Wedag International Ltd.

c/o Audit Committee

Attn: Chairperson

Unit 803, 8th Floor

Dina House, Ruttonjee Centre

11 Duddell Street

Central, Hong Kong

China

3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.
4.

At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

SCHEDULE C

COMPENSATION COMMITTEE CHARTER

I.	Purpose of Compensation Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)

The purpose of the Compensation Committee (the “Committee”) is to:

1.	Oversee the Corporation’s compensation and benefit plans, policies and practices, including its executive compensation plans and incentive-compensation and equity-based plans.
2.	Produce an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with all applicable rules and regulations.
3.	Monitor and evaluate, at the Committee’s sole discretion, matters relating to the compensation and benefits structure of the Corporation.
4.

Take such other actions within the scope of this Compensation Committee Charter (this “Charter”) as the Board of Directors of the Corporation (the “Board”) may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

The basic responsibility of the directors of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Corporation and its shareholders. In discharging that responsibility, the Committee should be entitled to rely on the honesty and integrity of the Corporation’s senior executives and its outside advisors and auditors, to the extent it deems necessary or appropriate.

II.	Composition

The Committee shall be composed of members of the Board, the number of which shall be fixed from time to time by resolution adopted by the Board. Each director of the Committee shall be determined by the Board to satisfy the independence requirements established by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”); provided that one director who does not meet the Nasdaq independence criteria may serve on the Committee pursuant to the “exceptional and limited circumstances” exception as provided under the rules of Nasdaq. In addition, the Committee shall be comprised of at least two or more of the directors shall qualify as (a) “non-employee” directors within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (b) “outside” directors within the meaning of Treasury Regulation Section 1.162- 27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended.

III.	Authority

The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities, including, without limitation, the retention of a compensation consultant to assist the Committee in evaluating director and executive officer compensation; and (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, or any other persons whose advice and counsel are sought by the Committee, such as members of the Corporation’s management or the Corporation’s outside legal counsel and independent accountants, to meet with the Committee or any of its advisors and to respond to their inquiries.

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The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, or unless such member shall resign or be removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to be “independent” as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.

V.	Chairperson

The Board, or in the event of its failure to do so, the directors of the Committee, must appoint a chairperson from the directors of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the directors present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the directors thereof provided that:

1.

A quorum for meetings shall be two directors, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall act on the affirmative vote of a majority of directors present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting.

2.	The Committee shall meet as often as it deems necessary, but not less frequently than once each year.
3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each director of the Committee at least 72 hours prior to the time of such meeting.

The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee shall make regular reports of its meetings to the Board, directly or through its Chairperson, accompanied by any recommendations to the Board approved by the Committee.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.

Review and approve at least annually the corporate goals and objectives of the Corporation’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (the “Corporation Plans”), and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate.

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2.

Review at least annually the Corporation Plans in light of the Corporation’s goals and objectives with respect to such plans, and, if the Committee deems it appropriate, adopt, or recommend to the Board the adoption of new, or the amendment of existing, Corporation Plans.

3.

Evaluate annually the performance of the chief executive officer of the Corporation (“CEO”), the other executive officers of the Corporation and the chairman of the Board (collectively, the “Corporation Executives”) in light of the goals and objectives of the Corporation Plans, and based on this evaluation, set his or her total compensation, including, but not limited to (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance agreements, and change-in-control agreements and provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits, including, but not limited to, perquisites. In determining the long-term incentive component of each Corporation Executive’s compensation, the Committee shall consider all relevant factors, including the Corporation’s performance and relative shareholder return, the value of similar incentive awards to persons with comparable positions at comparable companies, and the awards given to each Corporation Executive in past years.

4.

Review at least annually and make recommendations to the Board with respect to the compensation of all directors of the Corporation, taking into consideration compensation paid to directors of comparable companies and the specific duties of each director.

5.

Monitor and assess the Corporation’s compliance with the requirements established under the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations relating to compensation arrangements for directors and executive officers.

6.	Issue an annual report on executive compensation for inclusion in the Corporation’s annual report or proxy statement, in accordance with applicable rules and regulations.
7.	Review all equity compensation plans that are not subject to shareholder approval under the listing standards of Nasdaq and to approve such plans in its discretion.
8.

Oversee the compensation and benefits structure applicable to the Corporation’s officers and directors, including, but not limited to, incentive compensation and equity-based compensation, provided that, at the Committee’s sole discretion, it may submit such matters as it determines to be appropriate to the Board for the Board’s approval or ratification.

9.

In its sole discretion, retain, amend the engagement with, and terminate any compensation consultant used to assist the Committee in evaluating any officer or director compensation. The Committee shall also have the sole authority to approve the fees and other retention terms of the consultants and to cause the Corporation to pay such fees and expenses of such consultants. The Committee shall also have the authority, in its sole discretion, to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Corporation to pay such fees and expenses of such outside advisors.

10.	Review and evaluate at least annually its own performance with respect to its compensation functions, and to submit itself to the review and evaluation of the Board.
11.	Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.
12.	Perform such other functions consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

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SCHEDULE D

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Purpose of Nominating and Corporate Governance Committee of KHD Humboldt Wedag International Ltd. (the “Corporation”)

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) is to:

1.

Identify individuals qualified to become directors on the Board of Directors of the Corporation (the “Board”) or any of its committees, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, such director nominees, whether at the next annual meeting of the shareholders or otherwise.

2.

Periodically evaluate the qualifications and independence of each director on the Board or its various committees and recommend to the Board, as the Committee may deem appropriate, any recommended changes in the composition of the Board or any of its committees.

3.	Develop and recommend to the Board corporate governance principles applicable to the Corporation.
4.	Annually assess the performance of the Board.
5.

Take such other actions within the scope of this Nominating and Corporate Governance Committee Charter (this “Charter”) as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

The basic responsibility of the directors of the Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Corporation and its shareholders. In discharging that responsibility, the Committee should be entitled to rely on the honesty and integrity of the Corporation’s senior executives and its outside advisors and auditors, to the extent it deems necessary or appropriate.

II.	Composition

The Committee shall be composed of members of our Board, the number of which shall be fixed from time to time by resolution adopted by the Board. Each director of the Committee shall be determined by the Board to satisfy the independence requirements established by the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”); provided that one director who does not meet the Nasdaq independence criteria may serve on the Committee pursuant to the “exceptional and limited circumstances” exception as provided under the rules of Nasdaq.

III.	Authority

The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities, including, without limitation, the retention of a search firm to assist the Committee in identifying, screening and attracting director nominees; and (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, or any other persons whose advice and counsel are sought by the Committee, such as members of the Corporation’s

29

management or the Corporation’s outside legal counsel and independent accountants, to meet with the Committee or any of its advisors and to respond to their inquiries.

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, or unless such member shall resign or be removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to be “independent” as required in Section II above of this Charter. Vacancies on the Committee will be filled by the Board.

V.	Chairperson

The Board, or in the event of its failure to do so, the directors of the Committee, must appoint a chairperson from the directors of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the directors present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the directors thereof provided that:

1.

A quorum for meetings shall be two directors, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall act on the affirmative vote of a majority of directors present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting.

2.	The Committee shall meet as often as it deems necessary, but not less frequently than once each year.
3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each director of the Committee at least 72 hours prior to the time of such meeting.

The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee shall make regular reports of its meetings to the Board, directly or through its Chairperson, accompanied by any recommendations to the Board approved by the Committee.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.	Review the suitability of each Board director for continuing service when his or her term expires or when he or she has a significant change in status.

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2.

As needed, seek and evaluate qualified individuals to become new directors and serve on the Board. Review and develop the Board’s criteria for selecting such new directors, including standards for director independence. Select or recommend that the Board select such director nominees for the annual meeting of the shareholders of the Corporation. Consider any nominations for Board directors validly made by the shareholders of the Corporation.

3.	Evaluate the size and composition of the Board, develop criteria for Board directorship, and evaluate the independence of existing and prospective directors.
4.

Review from time to time the structure of the Board’s various committees and review and make recommendations to the Board concerning qualifications, appointment and removal of directors from such committees.

5.	Develop and recommend to the Board a set of corporate governance guidelines applicable to the Corporation.
6.

Monitor and assess the Corporation’s compliance with the corporate governance requirements established by Nasdaq, the requirements established under the Sarbanes-Oxley Act of 2002 and other applicable corporate governance laws and regulations.

7.

Take such steps as the Committee deems necessary or appropriate with respect to the oversight and review of the Corporation’s process for providing information to the Board, assessing the channels through which information is received, and the quality and timeliness of the information received.

8.

Develop procedures for and conduct the annual review of the performance of the Board, and report annually to the Board with an assessment of the Board’s performance, to be discussed with the full Board following the end of each fiscal year.

9.	Establish the standards for and annually review and evaluate each Board committee’s annual self-performance evaluation and provide a report on such evaluations to the Board.
10.	Oversee the Board’s evaluation of senior management.
11.	Make recommendations and report to the Board and other Board committees with respect to nominating and corporate governance policies of the Corporation or any of the foregoing matters.
12.	Take such steps as the Committee deems necessary or appropriate with respect to orienting new directors and continuing education for existing directors.
13.

In its sole discretion, retain, amend the engagement with, and terminate any search firm used to assist the Committee in identifying, screening and attracting director nominees. The Committee shall also have the sole authority to approve the fees and other retention terms of the search firms and to cause the Corporation to pay such fees and expenses of such search firms. The Committee shall also have the authority, in its sole discretion, to obtain advice and assistance from internal or external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors, and to cause the Corporation to pay such fees and expenses of such outside advisors.

14.	Review and evaluate at least annually its own performance with respect to its nominating and governance functions, and to submit itself to the review and evaluation of the Board.
15.	Review and assess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

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16.	Perform such other functions consistent with this Charter, the Corporation’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

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SCHEDULE E

NOTICE OF CHANGE OF AUDITOR

To:	Peterson Sullivan PLLC

Certified Public Accountants

2300 Two Union Square

601 Union Street

Seattle, WA 98101

USA

&

BDO Dunwoody LLP

Chartered Accountants

600 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Canada

Pursuant to Section 4.11(7) of National Instrument 51-102, KHD Humboldt Wedag International Ltd. (the “Company”) hereby gives notice of the change of its auditor from Peterson Sullivan PLLC, Certified Public Accountants (the “Former Auditor”), to BDO Dunwoody LLP, Chartered Accountants (the “Successor Auditor”). In accordance with National Instrument 51-102, the Company hereby states that:

1.	the Former Auditor has resigned as the Company’s auditor, effective December 23, 2005, on the Former Auditor’s own initiative;

2.	the resignation of the Former Auditor and the appointment of the Successor Auditor as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

3.	there were no reservations in the Former Auditor’s report on the Company’s consolidated financial statements for the year ended December 31, 2004; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED at Vancouver, British Columbia, this 23rd day of December, 2005.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

“Michael J. Smith”

Michael J. Smith, President

Date: December 23, 2005

33

December 23, 2005

British Columbia Securities Commission

701 West Georgia St.

Vancouver, BC V7Y 1L2

CANADA

Alberta Securities Commission

4th Floor, 300 – 5th Ave. SW

Calgary, AB T2P 3C4

CANADA

Autorité des Marchés Financiers

800 square Victoria 22e étage

CP 246, tour de la Bourse

Montréal (Québec)

CANADA

Dear Sirs:

RE:	CHANGE OF AUDITOR FOR KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

As the former auditor of KHD Humboldt Wedag International Ltd. (Formerly MFC Bancorp Ltd.) (“the Company”) and pursuant to National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor dated December 23, 2005, and agree with each of the statements contained therein.

Sincerely,

“Peterson Sullivan PLLC”

PETERSON SULLIVAN PLLC

34

December 23, 2005

British Columbia Securities Commission PO Box 10142 Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 4th Floor, 300 – 5th Avenue SW Calgary, AB T2P 3C4
Autorité des Marchés Financiers 800, square Victoria, 22[e] étage C.P. 246, tour de la Bourse Montréal (Québec)

Dear Sirs:

Re:	Notice of Change of Auditor – KHD Humboldt Wedag International Ltd.

Pursuant to National Instrument 51-102 (Part 4.11), we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated December 23, 2005. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

“BDO Dunwoody LLP”

Chartered Accountants

35

PROXY

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF KHD HUMBOLDT WEDAG INTERNATIONAL LTD. (THE "COMPANY")

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 14, 2006 (THE "MEETING").

The undersigned, a registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of any of them, _____________________________________ , as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

2.	The election of the following Class I director of the Company:
Indrajit Chatterjee as a Class I director.
FOR [ ]	WITHHELD [	]

3.	The ratification of BDO Dunwoody LLP as auditors of the Company for the previous year.
FOR [	]	AGAINST ☐	ABSTAIN [	]
4.	The reappointment of BDO Dunwoody LLP as auditors of the Company for the ensuing year.
FOR [	]	AGAINST ☐	ABSTAIN [	]
5.	The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.
FOR [	]	AGAINST ☐	ABSTAIN [	]
6.	The transaction of such further and other business as may properly come before the Meeting.
FOR [	]	AGAINST ☐	ABSTAIN [	]

NOTES:

1.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons specified above. If you desire to designate as proxyholder a person other than Michael J. Smith or Rene Randall, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper form of proxy.

36

3.

A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

37

4.

A proxy, to be effective, must be deposited with the Company, at Unit 803, 8th Floor, Dina House, Rutonjee Centre, 11 Duddell Street, Central, Hong Kong, China, Attention: The President, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or with the Chairman of the Meeting on the date of the Meeting.

DATED this	day of	, 2006.

Signature

Name (please print)

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

You can now access your KD Humboldt Wedag International Ltd. account online

Access your KHD Humboldt Wedag International Ltd. shareholder account online via Investor ServiceDirect® (IDS).

Mellon Investor Services LLC, Transfer Agent for KHD Humboldt Wedag International Ltd, makes it easy and convenient to get current information on your shareholder account.

• View account status	• Establish/change your PIN
• View certificate history	• Make address changes

Visit us on the web at http://www.melloninvestor.com

Call 1-877-978-7778 Monday-Friday

Between 9am-7pm, Eastern Time

38

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that KHD Humboldt Wedag International Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

c/o Suite 1620 – 400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form. Registered holders will not automatically receive the Statements. Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name.

*******

If you wish to receive financial statements of the Company, please complete below and return.

(Please PRINT your name and address.)
Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal/Zip Code)

(E-mail Address)
Signed:
(Signature of Shareholder)
Dated:

39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

Date: July 24, 2006

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